ENERGEN CORPORATION 605 Richard Arrington, Jr. Boulevard North Birmingham, Alabama 35203-2707 Telephone (205) 326-2700

December 21, 2007

Jim Allegretto

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, D.C. 20549 -0404

RE:	Energen Corporation

Alabama Gas Corporation

Letter Dated December 14, 2007

Form 10-K for the year ended December 31, 2007

Filed February 27, 2007

File No. 1-7810 & 2-38960

Dear Mr. Allegretto:

Energen Corporation and Alabama Gas Corporation are in receipt of the above referenced letter and have begun reviewing your comments and preparing responses. As we discussed in phone calls on December 19, 2007, with Mr. Babula and Mr. Murphy, we expect to be able to file our responses by January 15, 2008.

Respectfully,

/s/ J. David Woodruff

General Counsel and Secretary